Exhibit 99.1

Ardagh Metal Packaging S.A. – Second Quarter 2025 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the second quarter ended June 30, 2025.

	Three months ended
	June 30, 2025	June 30, 2024	Change	Constant Currency

	($'m except per share data)
Revenue	1,455	1,259	16%	13%
Profit for the period	5	2
Adjusted EBITDA (1)	210	178	18%	16%
Earnings/(loss) per share	—	(0.01)
Adjusted earnings per share (1)	0.08	0.06
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“We continued our strong year-to-date performance in the second quarter, with 5% global shipments growth and 18% Adjusted EBITDA growth versus the prior year, again ahead of our guidance. Our financial results in the quarter were particularly driven by strong volume growth in the Americas, reflecting the strength of our customer portfolio with its exposure to several key attractive and growing categories. Our performance is also testament to the resilience of our business, despite macro-economic uncertainties, with shipments growth reported across each of our markets. Global beverage can growth continues to benefit from innovation and share gains in our customers’ packaging mix, and we still anticipate only a minimal impact to our business arising from tariff measures announced.

Our robust business momentum in the current macro environment gives us confidence to further upgrade our full year Adjusted EBITDA guidance to $705-$725 million – reflecting both improved underlying performance and favorable currency movements.”

●	Global beverage can shipments grew by 5% in the quarter driven by growth of over 8% in the Americas and growth of 1% in Europe. North America grew by 8% – reflecting continued strong growth in non-alcoholic categories. Brazil volumes outperformed the industry, with growth of 12%.
●	Adjusted EBITDA of $210 million for the quarter exceeded the upper end of guidance and represented an 18% increase (16% at constant currency).
●	In the Americas Adjusted EBITDA for the quarter increased by 34% on both a reported and constant currency basis to $133 million driven by strong volume growth and lower operational and overhead costs.
●	In Europe Adjusted EBITDA for the quarter decreased by 3% (6% at constant currency) to $77 million, due to lower input cost recovery, including temporary metal timing misalignment, partly offset by volume growth and lower operating costs.
●	Adjusted Free Cash Flow expectations for 2025 remain unchanged - expected to be at least $150 million. Expectations for total capex in 2025 also remain unchanged at just over $200 million, of which $70 million is related to growth investment.
●	Strong total liquidity position of $680 million at June 30, 2025. Net debt to Adjusted EBITDA ratio reduces to 5.3x, down from 5.8x at June 30, 2024.
●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.
●	2025 Adjusted EBITDA guidance improved: Raising the full year Adjusted EBITDA guidance range to between $705-$725 million – based on prevailing currency rates (euro/dollar at 1.17 resulting in an expected 2025 average of 1.12 vs. 1.086 average for 2024). Maintaining full year shipments growth forecast range of between 3-4%.
●	Third quarter Adjusted EBITDA expected to be in the range of $200-$210 million. This compares with Q3 2024 Adjusted EBITDA of $196 million ($202 million at constant currency).

1

Financial Performance Review

Bridge of 2024 to 2025 Revenue and Adjusted EBITDA

Three months ended June 30, 2025

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2024	566	693	1,259
Organic	26	147	173
FX translation	23	—	23
Revenue 2025	615	840	1,455

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2024	79	99	178
Organic	(5)	34	29
FX translation	3	—	3
Adjusted EBITDA 2025	77	133	210

2025 Adjusted EBITDA margin %	12.5%	15.8%	14.4%
2024 Adjusted EBITDA margin %	14.0%	14.3%	14.1%

Six months ended June 30, 2025

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2024	1,047	1,353	2,400
Organic	90	227	317
FX translation	6	—	6
Revenue 2025	1,143	1,580	2,723

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2024	122	190	312
Organic	3	49	52
FX translation	1	—	1
Adjusted EBITDA 2025	126	239	365

2025 Adjusted EBITDA margin %	11.0%	15.1%	13.4%
2024 Adjusted EBITDA margin %	11.7%	14.0%	13.0%

2

Group Performance

Group

Revenue of $1,455 million in the three months ended June 30, 2025, increased by $196 million, or 16%, compared with $1,259 million in the same period last year. On a constant currency basis, revenue increased by 13%, reflecting favorable volume/mix effects and the pass through of higher input costs to customers.

Adjusted EBITDA increased by $32 million, or 18%, to $210 million in the three months ended June 30, 2025, compared with $178 million in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 16%, principally due to favorable volume/mix effects and lower operational and overhead costs, partly offset by lower input cost recovery.

Americas

Revenue increased by $147 million, or 21%, on a reported and constant currency basis, to $840 million in the three months ended June 30, 2025, compared with $693 million in the same period last year, principally reflecting favorable volume/mix effects and the pass through of higher input costs to customers.

Adjusted EBITDA increased by $34 million, or 34%, to $133 million on a reported and constant currency basis, compared with $99 million in the same period last year, primarily driven by favorable volume/mix effects and lower operational and overhead costs, partly offset by lower input cost recovery.

Europe

Revenue increased by $49 million, or 9%, to $615 million in the three months ended June 30, 2025, compared with $566 million in the same period last year. On a constant currency basis, revenue increased by 4% principally due to favorable volume/mix effects and the pass through of higher input costs to customers.

Adjusted EBITDA decreased by $2 million, or 3%, to $77 million compared with $79 million in the same period last year. On a constant currency basis, Adjusted EBITDA decreased by 6% principally due to lower input cost recovery, partly offset by lower operational and overhead costs and favorable volume/mix effects.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its second quarter 2025 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on Thursday July 24, 2025. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1724288&tp_key=fde539a674

Conference call dial in:

United States/Canada: +1 800 289 0438
International: +44 330 165 4027
Participant pin code: 6003240

An investor earnings presentation to accompany this release is available at https://ir.ardaghmetalpackaging.com

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 metal beverage can production facilities in nine countries, employing more than 6,000 people with sales of approximately $4.9 billion in 2024.

For more information, visit https://ir.ardaghmetalpackaging.com

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

4

Unaudited Consolidated Condensed Income Statement for the three months ended June 30, 2025 and 2024

	Three months ended June 30, 2025			Three months ended June 30, 2024
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,455	—	1,455	1,259	—	1,259
Cost of sales	(1,257)	(13)	(1,270)	(1,081)	(9)	(1,090)
Gross profit	198	(13)	185	178	(9)	169
Sales, general and administration expenses	(67)	(1)	(68)	(76)	(1)	(77)
Intangible amortization	(35)	—	(35)	(37)	—	(37)
Operating profit	96	(14)	82	65	(10)	55
Net finance expense	(59)	(8)	(67)	(51)	—	(51)
Profit before tax	37	(22)	15	14	(10)	4
Income tax charge	(11)	1	(10)	(4)	2	(2)
Profit for the period	26	(21)	5	10	(8)	2

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share			—			(0.01)

5

Unaudited Consolidated Condensed Income Statement for the six months ended June 30, 2025 and 2024

	Six months ended June 30, 2025			Six months ended June 30, 2024
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	2,723	—	2,723	2,400	—	2,400
Cost of sales	(2,373)	(15)	(2,388)	(2,091)	(17)	(2,108)
Gross profit	350	(15)	335	309	(17)	292
Sales, general and administration expenses	(142)	(2)	(144)	(146)	(4)	(150)
Intangible amortization	(68)	—	(68)	(73)	—	(73)
Operating profit	140	(17)	123	90	(21)	69
Net finance expense	(115)	(2)	(117)	(103)	17	(86)
Profit/(loss) before tax	25	(19)	6	(13)	(4)	(17)
Income tax (charge)/credit	(7)	1	(6)	4	3	7
Profit/(loss) for the period	18	(18)	–	(9)	(1)	(10)

Loss per share:
Basic and diluted loss per share			(0.02)			(0.04)

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Unaudited Consolidated Condensed Statement of Financial Position

	At June 30, 2025	At December 31, 2024
	$'m	$'m
Non-current assets
Intangible assets	1,242	1,223
Property, plant and equipment	2,526	2,480
Other non-current assets	145	129
	3,913	3,832
Current assets
Inventories	471	382
Trade and other receivables	532	332
Contract assets	269	251
Income tax receivable	36	35
Derivative financial instruments	11	20
Cash, cash equivalents and restricted cash	256	610
	1,575	1,630
TOTAL ASSETS	5,488	5,462

TOTAL EQUITY	(318)	(136)

Non-current liabilities
Borrowings including lease obligations	3,949	3,797
Other non-current liabilities*	381	353
	4,330	4,150
Current liabilities
Borrowings including lease obligations	112	105
Payables and other current liabilities	1,364	1,343
	1,476	1,448
TOTAL LIABILITIES	5,806	5,598
TOTAL EQUITY and LIABILITIES	5,488	5,462

* Other non-current liabilities include liabilities for Earnout Shares of $13 million at June 30, 2025 (December 2024: $10 million).

7

Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations (2)	319	315	43	(1)
Net interest paid	(82)	(78)	(99)	(93)
Settlement of foreign currency derivative financial instruments	(24)	6	(31)	1
Income tax paid	(3)	(9)	(13)	(11)
Cash flows from/(used in) operating activities	210	234	(100)	(104)

Cash flows used in investing activities
Net capital expenditure	(42)	(36)	(81)	(98)
Net cash used in investing activities	(42)	(36)	(81)	(98)

Cash flows (used in)/received from financing activities
Changes in borrowings	(4)	(23)	(6)	181
Deferred debt issue costs paid	(2)	–	(3)	–
Lease payments	(26)	(23)	(51)	(44)
Dividends paid	(66)	(66)	(132)	(132)
Net cash (used in)/received from financing activities	(98)	(112)	(192)	5

Net increase/(decrease) in cash, cash equivalents and restricted cash	70	86	(373)	(197)

Cash, cash equivalents and restricted cash at beginning of period	177	155	610	443
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash	9	(5)	19	(10)
Cash, cash equivalents and restricted cash at end of period	256	236	256	236

Financial assets and liabilities

At June 30, 2025, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Facilities*	3,679	—
Global Asset Based Loan Facility	—	333
Bradesco Facility	—	91
Lease obligations	370	—
Other borrowings	36	—
Total borrowings / undrawn facilities	4,085	424
Deferred debt issue costs	(24)	—
Net borrowings / undrawn facilities	4,061	424
Cash, cash equivalents and restricted cash	(256)	256
Derivative financial instruments used to hedge foreign currency and interest rate risk	46	—
Net debt / available liquidity	3,851	680

*Includes Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

8

Reconciliation of profit for the period to Adjusted profit

	Three months ended June 30,
	2025	2024
	$'m	$'m
Profit for the period as presented in the income statement	5	2
Less: Dividend on preferred shares	(6)	(6)
Loss for the period used in calculating earnings per share	(1)	(4)
Exceptional items, net of tax	21	8
Intangible amortization, net of tax	28	29
Adjusted profit for the period	48	33

Weighted average number of ordinary shares	597.7	597.7

Earnings/(loss) per share	—	(0.01)

Adjusted earnings per share	0.08	0.06

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	5	2	—	(10)
Income tax charge/(credit)	10	2	6	(7)
Net finance expense	67	51	117	86
Depreciation and amortization	114	113	225	222
Exceptional operating items	14	10	17	21
Adjusted EBITDA	210	178	365	312

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Adjusted EBITDA	210	178	365	312
Movement in working capital	113	152	(315)	(271)
Maintenance capital expenditure	(27)	(26)	(51)	(50)
Lease payments	(26)	(23)	(51)	(44)
Exceptional restructuring costs	—	(6)	(1)	(20)
Adjusted operating cash flow	270	275	(53)	(73)
Interest paid	(82)	(78)	(99)	(93)
Settlement of foreign currency derivative financial instruments	(24)	6	(31)	1
Income tax paid	(3)	(9)	(13)	(11)
Adjusted free cash flow - pre Growth Investment capital expenditure	161	194	(196)	(176)
Growth investment capital expenditure	(15)	(10)	(30)	(48)
Adjusted free cash flow - post Growth Investment capital expenditure	146	184	(226)	(224)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) Cash from operations for the three months ended June 30, 2025 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital inflows of $113 million (2024: $152 million) and other exceptional cash outflows of $4 million (2024: $15 million). Cash used in operations for the six months ended June 30, 2025 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $315 million (2024: outflows of $271 million) and other exceptional cash outflows of $7 million (2024: $42 million).

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